FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

25.7.2012

PRESS RELEASE

At its meeting held on July 25, 2012, and following the proposal of the Human Resources and Remuneration Committee, the Board of NBG decided upon the hiring of Mr Damianos Charalambidis as Chief of Operations. He will provide his services to the Bank as of September 1, 2012.

Mr Damianos Charalambidis holds a Master of Science (MSc) in Electronic Engineering from the University of Manchester Institute of Science and Technology (UMIST), UK. He has been assigned with top executive posts in the field of operations support at major telecommunication organizations in Greece, his latest post being that of Chief Commercial Officer/ Chief Operating Officer at Vodafone Hellas from 2009 to the present.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 27th July, 2012

/s/Petros Christodoulou
(Registrant)

Deputy Chief Executive Officer